Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200  ♦  PASADENA, CALIFORNIA  91101

TEL (626) 585-5920  ♦  FAX  (626) 585-5929

April 17, 2018

To the Shareholders of

KBS Strategic Opportunity REIT, Inc.

RE:NOTIFICATION OF OFFER TO PURCHASE

Dear Shareholder:

Everest REIT Investors I, LLC is offering to purchase 300,000 common shares (the "Shares"), in KBS Strategic Opportunity REIT, Inc. (the "Corporation"), for cash in the amount of $7.75 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated April 17, 2018, and the related Transfer Agreement (together, the “Offer”). The Corporation last estimated its value at $11.50 per Share, but such figure does not represent the distributions that would be made upon a liquidation of assets and does not account for sale costs and possible prepayment penalties. Investors should consider the following:

•Our offer provides the opportunity to RECEIVE MORE CASH THAN YOUR ORIGINAL INVESTMENT, when combined with the special dividend of $3.61 per Share declared in December 2017. Our offer also avoids the payment of commissions, which often exceed 5% of the sale price in secondary market sales.

•Our offer provides the opportunity to completely liquidate your investment in the Corporation. A previous self-tender offer by the Corporation was prorated, so the Corporation did not buy all the Shares that were tendered to it. If you were left holding Shares that you wanted to sell, our offer allows you the ability to get cash for those remaining Shares. The Corporation has no obligation to provide liquidity for shareholders at any particular time. If you do not sell, you should be prepared to hold the Shares indefinitely.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. You should read the entire Offer before tendering your Shares.

The Offer documents are available from the website: www.everestreitinvestors.com; or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to our Investor Relations department, at (800) 611-4613, or by email to offers@everestreitinvestors.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless extended, our offer will expire at 9:00 pm Pacific Time on May 28, 2018.

Very truly yours,

Everest REIT Investors I, LLC